UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 26, 2007
Dayton, Ohio

The Dayton Power and Light Company

Employee Savings Plan

Statement of Net Assets Available for Benefits

	At December 31,
	2006			2005
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
Common Stocks:
DPL Inc. Common Stock	225,595	$6,267,041	*	224,117	$5,829,272	*

Money Market Fund:
Prime Reserve Fund	3,682,074	3,682,074	*	3,690,649	3,690,649	*

Mutual Funds:
Equity Income Fund	290,356	8,580,030	*	284,341	7,370,125	*
Equity Index 500 Fund	222,547	8,465,676	*	242,719	8,143,239	*
New Horizons Fund	214,519	6,926,817	*	227,492	7,220,608	*
Blue Chip Growth Fund	108,764	3,886,146	*	96,494	3,153,427	*
Spectrum Income Fund	165,140	2,013,052		114,319	1,347,816
International Stock Fund	103,766	1,746,380		76,226	1,127,379
Retirement 2025 Fund	5,280	67,897		—	—
Retirement 2045 Fund	567	7,016		—	—
Retirement 2040 Fund	329	6,165		—	—
Retirement 2020 Fund	325	5,637		—	—
Retirement 2015 Fund	289	3,580		—	—
Retirement Income Fund	270	3,545		—	—
Retirement 2030 Fund	183	3,401		—	—
Retirement 2035 Fund	167	2,200		—	—
Total Mutual Funds		31,717,542			28,362,594

Total Investments		41,666,657			37,882,515

Receivables (Note 4):
Participant Contributions		410,510			355,714

Net Assets Available for Benefits		$42,077,167			$38,238,229

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Investment Income (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$407,082	$256,851

Mutual Funds:
Equity Income Fund	1,014,994	(181,192)
Equity Index 500 Fund	1,027,609	248,002
New Horizons Fund	154,562	583,406
Blue Chip Growth Fund	320,478	171,195
Spectrum Income Fund	60,503	(32,536)
International Stock Fund	179,848	130,743
Retirement 2025 Fund	108	—
Retirement 2045 Fund	17	—
Retirement 2040 Fund	(134)	—
Retirement 2020 Fund	(46)	—
Retirement 2015 Fund	17	—
Retirement Income Fund	30	—
Retirement 2030 Fund	(72)	—
Retirement 2035 Fund	(18)	—
Total Mutual Funds	2,757,896	919,618

Total Net Appreciation	3,164,978	1,176,469

Dividends	1,436,442	1,222,795

Litigation Settlement Proceeds (Note 10)	—	90,689

Net Investment Income	4,601,420	2,489,953

Transfers from Other Company Sponsored Plans (Note 4)	154,705	370,909

Participant Contributions (Note 4)	2,597,182	2,201,463

	7,353,307	5,062,325

Deductions in Net Assets Attributable to:
Benefits Paid to Participants	(3,514,369)	(2,642,359)

Net Increase	3,838,938	2,419,966

Net Assets Available for Benefits:

Beginning of year	38,238,229	35,818,263

End of year	$42,077,167	$38,238,229

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours.

(b)            Participant Contributions

An eligible participant may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the participant up to 100 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 100 percent of incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the 401(k) at a default contribution rate of 3% which is invested in the appropriate Retirement Income Fund.  Employees may opt out of this automatic election or choose to increase the percentage of deferrals.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan into the Plan.  Contributions to the Plan from the welfare benefit plan were $19,530 and $20,116 for the years ended December 31, 2006 and 2005, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)             Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $2,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Employer matching contributions are held in the ESOP Plan and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan document.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2006 and 2005, such purchases were $5,549,339 and $5,664,254, respectively, and such sales totaled $4,967,104 and $4,311,411 respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2006 and 2005, purchases of DPL Inc. common stock were $660,863 and $634,413, respectively, and sales of DPL Inc. common stock totaled $630,176 and $1,176,159, respectively.  The ending balance of DPL Inc. common stock represents approximately 15.1% and 15.4% of the Plan’s total investments as of December 31, 2006 and 2005, respectively.

Note 4 - Contributions:

Participant contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2006 and 2005, there were transfers of $62 and $312,668, respectively, between the Plan and the Savings Plan for Collective Bargaining Employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

The Plan allows for participants who have completed ten years of participation in the ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares.  Such transfers during 2006 and 2005 totaled $154,643 and $58,241 respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price Inc.  The Company has elected to pay the fees incurred in the administration of the Plan including the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

There were no benefit obligations to participants who have withdrawn from the Plan at December 31, 2006 and 2005.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.  The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements.

Note 8 - Plan Amendment:

During 2005, the Plan was amended to allow for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is less than $1,000 and the participant is less than 65 years old.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 10 – Litigation Settlement Proceeds

During 2004, the Plan received $433,928 in proceeds from the settlement of a class action lawsuit filed against DPL Inc.  As of December 31, 2004, these proceeds were included in the Prime Reserve Fund.  During 2005, the Plan received an additional $90,689 in proceeds from the settlement.  In 2005 the Plan allocated these proceeds to the individual participant accounts for those participants who held DPL Inc. shares in their account during the period covered by the settlement agreement. There were no such proceeds in 2006.

The Dayton Power and Light Company

Employee Savings Plan

EIN # 31-0258470

Plan # 004

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2006

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)
*	T. Rowe Price Associates Inc.	Equity Income Fund (290,356 shares)	$8,580,030
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (222,547 shares)	8,465,676
*	T. Rowe Price Associates Inc.	New Horizons Fund (214,519 shares)	6,926,817
*	DPL Inc.	DPL Inc. Common Stock Fund (225,595 shares)	6,267,041
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (108,764 shares)	3,886,146
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (3,682,074 shares)	3,682,074
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (165,140 shares)	2,013,052
*	T. Rowe Price Associates Inc.	International Stock Fund (103,766 shares)	1,746,380
*	T. Rowe Price Associates Inc.	Retirement 2025 Fund (5,280 shares)	67,897
*	T. Rowe Price Associates Inc.	Retirement 2045 Fund (567 shares)	7,016
*	T. Rowe Price Associates Inc.	Retirement 2040 Fund (329 shares)	6,165
*	T. Rowe Price Associates Inc.	Retirement 2020 Fund (325 shares)	5,637
*	T. Rowe Price Associates Inc.	Retirement 2015 Fund (289 shares)	3,580
*	T. Rowe Price Associates Inc.	Retirement Income Fund (270 shares)	3,545
*	T. Rowe Price Associates Inc.	Retirement 2030 Fund (183 shares)	3,401
*	T. Rowe Price Associates Inc.	Retirement 2035 Fund (167 shares)	2,200
			$41,666,657

Note:  An (*) in column (a) identifies a person to be a party-in-interest to the plan

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	June 26, 2007	/s/ John J. Gillen
John J. Gillen
Senior Vice President and Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company